EXHIBIT 99.1

mCloud Closes C$11.5 Million Offering of Special Warrants

Including Full Exercise of Agents Over-Allotment

/THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR

DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

VANCOUVER, January 14, 2020 - mCloud Technologies Corp. (TSX-V: MCLD, MCLD.DB) (OTCQB: MCLDD) (“mCloud” or the “Company”), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence and analytics, is pleased to announce that it has closed its previously announced private placement offering of 2,875,000 special warrants (each, a "Special Warrant") at a price of C$4.00 per Special Warrant for aggregate gross proceeds of C$11,500,000, which includes the full exercise of by the Agents (as herein defined) of an over-allotment option to acquire an additional C$1,500,000 worth of Special Warrants (the "Offering").

Each Special Warrant will be convertible into one unit of the Company (each, a "Unit") without payment of any additional consideration upon certain conditions being met. Each Unit will consist of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of C$5.40 per Warrant Share for a term of five years following the closing of the Offering (the "Closing").

The Special Warrants were offered pursuant to an agency agreement dated January 14, 2020 (the "Agency Agreement") between the Company, Raymond James Ltd. acting as sole bookrunner and Paradigm Capital Inc. (the "Agents") pursuant to which the Agents received cash commission equal to 7% of the gross proceeds under the Offering.

The Company expects to complete an additional tranche of the Offering on a non-brokered basis to certain purchasers for gross proceeds of approximately C$1,500,000.

The Company will use its commercially reasonable efforts to qualify the distribution of the Common Shares and Warrants issuable upon exercise of the Special Warrants by way of a prospectus ("Qualifying Prospectus") within 60 days following the Closing (the "Qualifying Condition"). The securities issued in connection with the Offering will be subject to a 4-month hold period from the date of Closing unless the Qualifying Prospectus is filed and receipted within that time. If the Qualifying Condition is not met, each Special Warrant will be exercisable (for no additional consideration and with no further action on the part of the holder thereof) for 1.1 Units.

The net proceeds of the Offering will be used for working capital and general corporate purposes.

“We are pleased this Offering attracted mainly institutional and international investors to mCloud,” said Russ McMeekin, mCloud President and CEO. “This positions us very well for our upcoming uplist to the TSX and our plan to be listed on the NASDAQ in the coming months.”

The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the 1933 Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud’s AI-powered AssetCare™ platform, mCloud offers complete asset management solutions to three distinct segments: smart facilities, power generation, and process industries including oil and gas. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 35,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares and its convertible debentures trade on the TSX Venture Exchange under the symbols MCLD and MCLD.DB, respectively. mCloud's common shares also trade on the OTCQB under the symbol MCLDD. For more information, visit www.mcloudcorp.com.

SOURCE mCloud Technologies Corp.

For further information:

Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604-669-9973

Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained in this press release includes information relating to the filing of a Qualifying Prospectus by the Company, the use of proceeds under the Offering and the completion of one or more additional tranches of the Offering on a non-brokered basis.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks, as discussed under the heading “Risk Factors” on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.